Mail Stop 3561

August 27, 2008

William Patridge
Chief Executive Officer and President
ecoSolutions Intl
295 East Main Street
Suite 1
Ashland, Oregon 97520

> **Re: ecoSolutions Intl**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed August 11, 2008**
> **Form 10-Q for the fiscal quarter ended June 30, 2008**
> **Filed August 15, 2008**
> **File No. 000-53225**

Dear Mr. Patridge:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 2 to Registration Statement on Form 10

1. We note the disclosure on page 24 of the company's quarterly report on Form 10-Q as filed on August 15, 2008 regarding the issuance of convertible notes and the termination of the guarantee by Mr. Patridge. Please add such disclosure to the Form 10, including providing revised disclosure of the beneficial ownership of shares held by T Squared Investments LLC and Mr. Patridge as of a current date.

2. Please generally ensure that your registration statement reflects information as of a current date; in this regard, we note several references to information that is as of May 31st. For example, see page 31 and your discussion relating to Market Price of and Dividends on the Registrant's Common Equity and your discussion regarding your Liquidity and Capital Resources on page 23. These are examples

only; please review your entire registration statement to ensure that it reflects
current information.

Form 10-Q for the Quarter Ended June 30, 2008

3.   We note your response and revisions to comment two from our letter dated July
        25, 2008. Please include similar disclosure in future periodic reports. For
        example, we note the disclosure does not appear on page seven of the Form 10-Q
        in the discussion of revenue recognition.

Item 4T. Controls and Procedures, page 29

4. In future filings if you choose to disclose the definition of the term disclosure
    controls and procedures in management's evaluation please include the entire
    definition of the term, as provided in Rule 13a-15(e) or 15d-15(e) of the Securities
    Exchange Act of 1934. In future filings please clarify, if true, that your officers
    concluded your disclosure controls and procedures are also effective to ensure
    that information required to be disclosed in the reports that you file or submit
    under the Exchange Act is accumulated and communicated to your management,
    including your principal executive and financial officers, to allow timely
    decisions regarding required disclosure. Alternatively you can omit the definition
    from your disclosure.

5. We note your statement that "…our disclosure controls and procedures are
    effective at a reasonable assurance level in ensuring that information required to
    be disclosed…" In future filings please revise to state clearly, if true, that your
    disclosure controls and procedures are *designed* to provide reasonable assurance
    of achieving their objectives *if* your principal executive and financial officer
    concluded your disclosure controls and procedures are effective at the reasonable
    assurance level. Please refer to Section II.F.4 of SEC Release No. 33-8238.

*****

As appropriate, please amend your filing and respond to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or
Michael Moran, Accounting Branch Chief, at (202) 551-3841 with any questions
regarding the comments on financial statements and related matters. Please contact Blair

Petrillo, Attorney-Advisor, at (202) 551-3550, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:　　Ekong I. Udoekwere, Esq.
　　　　TroyGould